FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number: 000-50596

LINKTONE LTD.

6/F Harbour Ring Plaza
18 Xizang Zhong Road
Shanghai 200001
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____N.A.____

The index of exhibits may be found at Page 2

LINKTONE LTD.

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINKTONE LTD.

By: ______________________

Name: Mr. Mark Begert

Title: Chief Financial Officer

Date: May 12, 2004

tk-130223

linktone

LINKTONE LTD.
2003 ANNUAL REPORT

linktone

Table of Contents

linktone

Letter to Shareholders

Dear Linktone stockholders:

2003 was a year of significant growth for Linktone. We delivered record revenues, net income and operating cash flow, and gained significant traction in the marketplace. Our reputation for product innovation, broad sales distribution and superior customer service continued to grow. Our key competitive advantages — relationships with the leading Chinese mobile operators, localized on-the-ground sales force, and an expanding list of partnerships with world-class content providers — strongly position Linktone to take advantage of the growing demand for wireless entertainment services in China.

Revenues for fiscal year 2003 increased to $16.6 million, up 280% from $4.3 million for 2002. Net income grew to $3.6 million, compared to a loss of $535,953 for the prior year. Operating cash flow increased to $2.8 million, compared to negative operating cash flow of $289,525 for 2002. At the end of 2003, Linktone was providing a diverse portfolio of wireless content and applications, including personalized media, games, entertainment and information services, to more than 5.6 million monthly paying users throughout China.

As many of you know, China has quickly become the world's largest mobile market, with over 268 million subscribers at the end of 2003 — representing a compound annual growth rate of 58% since 1999. In fact, Chinese users owned one-fifth of the world's total mobile handsets at the end of 2003. We believe the wireless value added services ("VAS") market is growing even more rapidly, with independent analysts predicting total wireless VAS revenue in China will reach $3.1 billion in 2004, up from $121 million in 2001. We anticipate this growth trend will continue for the foreseeable future, fueled by the growing use of 2.5G next generation mobile technologies that enable the distribution and consumption of rich multimedia content.

In 2003, Linktone was able to leverage these highly favorable market conditions by distinguishing itself as a pure play, high quality provider of entertainment-oriented wireless VAS. Our targeted focus and on-the-ground sales force have enabled us to cultivate strong local expertise, which we believe provides us with a distinct competitive advantage in identifying market opportunities and developing, aggregating and marketing services that best meet local users' needs.

Our localized approach to sales, marketing and product development has been key to the Company's success. By working closely with China's two largest mobile operators, China Mobile and China Unicom, our on-the-ground sales force, which now numbers over 100 people in 24 provinces, is better able to identify and meet users' needs on the provincial and local levels. Today, we provide customized services for local markets and use highly targeted marketing efforts with key local media to drive sales.

In addition to our relationships with the leading mobile operators, we continued to leverage marketing partnerships to gain new customers throughout 2003. During the year, we worked with a variety of renowned global companies to further enhance and differentiate our services. For example, in the fourth quarter, we launched a unique marketing initiative with McDonald's, in conjunction with China Mobile's *M-Zone,* targeting China's urban youth. This partnership has been successful in promoting Linktone's wireless entertainment products and China Mobile's value-added service offering, as well as McDonald's brand and in-store sales.

At year-end, our list of content partnerships included a healthy mix of local and international companies with different product competencies, sizes and brand awareness As a result, Linktone is not dependent on any one partner and has been able to sustain strong margins.

Linktone's entertainment-oriented wireless offerings expanded significantly in 2003. During the year, we enhanced the breadth and depth of our product portfolio by:

1. Launching a variety of popular SMS-based proprietary services, including the messaging service on STAR TV programs; Wonderworld, a mobile amusement park launched as part of our marketing partnership with McDonald's; and Duo Bao, a treasure hunting game with trivia questions.

2. Developing several well-received 2.5G services during the year, including MMS, WAP and JAVA games, as well as voice entertainment services such as Ringback.

3. Entering into new partnerships with world-class content providers. We signed revenue-sharing content agreements with the Turner Broadcasting/Cartoon Network, Sony Music, STAR TV, INDEX and EMI during 2003. These partnerships have enabled us to produce leading edge services enhanced by well-recognized pop culture content. Services resulting from these content partnerships include: Ringback tones using Celine Dion songs and MMS featuring Tom & Jerry and The Powerpuff Girls, along with wireless interactive services for programming on the popular Asian music broadcast network Channel V.

We are committed to expanding our services offering and developing new and innovative products for consumers. To this end, we are making a significant investment in new services development to be well positioned for the next wave of growth.

2003 was a year of significant organizational and management changes at Linktone. I joined the Company as Chief Executive Officer and a Director in March after having worked as CEO of RivalWatch and as a senior executive at various other technology concerns. Also in 2003, two other senior executives joined the management team at Linktone. Michael Li, formerly of NewPalm and IBM (China), joined us as Chief Operating Officer and Xin Ye, formerly of Censoft (Microsoft's joint venture in China) and Sohu.com, joined us as Chief Technology Officer. With experience at leading global and Chinese technology firms, both bring important operational and technological expertise to Linktone that will help further improve our operations and drive long-term growth.

One of my first efforts at Linktone was to optimize the organizational structure. Our operations, which were previously organized along product lines, were restructured into integrated product development, marketing and sales teams. This reorganization has aligned each team's objectives, has enhanced efficiency and has fostered a more open exchange of ideas across departments.

In addition to these improvements during the year, we significantly expanded our product and business development teams, including the quadrupling of our on-the-ground sales team. In total, we expanded headcount by 156% to over 230 employees during 2003 in order to support our growing business. Throughout these changes, we have worked to create a more "result-oriented" environment, where all employees are encouraged and motivated to generate new ideas regarding all of our operations, from product development and technology innovation to sales and marketing efforts. We believe these changes will foster a more positive workplace and help ensure our long-term success.

I would like to take this opportunity to thank our dedicated employee base. Their talent and hard work are the backbone of Linktone's success.

In March 2004, we successfully completed the Company's initial public offering, raising net proceeds of approximately $67 million. We plan to use these funds for general corporate purposes,

linktone

including investing capital for expansion of our operations in China, enhancing our technology platform to support the development of next generation services, and funding strategic acquisitions.

As part of the IPO process — and since the inception of Linktone — we have placed great emphasis on corporate governance. Since Linktone's formation in 1999, we have been committed to reporting GAAP compliant financials, and we are committed to comprehensive and open investor communications through timely and transparent disclosure. We have also focused on creating an independent board, which now includes four independent directors who bring extensive financial, operational and corporate governance experience to the Company.

As we enter 2004, we are looking to maintain Linktone's strong growth trajectory by:

1. Further expanding and diversifying our portfolio of SMS and next generation wireless services through new content partnerships with leading media companies and the development of proprietary services, as well as tailoring content of existing services to local needs;
2. Targeting suitable acquisitions that will bring complementary products, technology, customers or distribution channels to the Company;
3. Increasing ARPU by migrating users from SMS-related services to more premium content and cross selling various products;
4. Expanding our sales force to further strengthen mobile operator relationships at the national, provincial and local levels and further penetrate less developed provincial markets and China Unicom territory; and
5. Continuing to explore and leverage unique sales and marketing channels.

I am confident, as a dedicated, pure play wireless VAS provider in the world's largest wireless market, Linktone has the necessary focus, strategic plan and people to drive long-term growth.

I would like to thank our stockholders, employees and customers for their continued support.

Sincerely,

Raymond Yang
Chief Executive Officer

Management's Discussion and Analysis

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. The forward-looking statements are made under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, include risks related to: our ability to maintain and expand our relationships with the two current mobile operators in China, China Mobile and China Unicom, to attract and retain users for our wireless value-added services, and to obtain, customize and localize desirable content and technology from third parties; the possibility that the Chinese wireless market will not continue to grow or that we are not able to offer services which are compatible with the most popular wireless technologies in China; our ability to maintain our existing content partnerships and to enter into new successful partnerships; the risk that the trading price of our American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; and other risks outlined in our filings with the Securities and Exchange Commission. We assume no obligation to update any such forward-looking statements, and actual results could differ materially from those projected in the forward-looking statements. We caution you that our business and financial performance are subject to substantial risks and uncertainties.

Overview

We provide entertainment-oriented wireless value-added services to mobile phone users in China. Virtually all of our revenues are derived from the sale of various SMS-based services to consumers through the mobile networks operated by China Mobile and, to a lesser extent, China Unicom. We receive our revenues principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. Users pay for our services by monthly subscription and/or on a per use basis. In the third quarter of 2003, we began offering wireless services for next generation technology platforms such as MMS, WAP and JAVA, as well audio-related services. We also earn limited revenue from enterprise solution services.

We achieved net income of $3.6 million for 2003, compared to net losses of $0.5 million for 2002. For 2003, we generated $16.6 million in gross revenues, compared to $4.3 million for 2002, representing an increase of 285.3%. Our increase in gross revenues during this period was due to increased sales of our services and the overall growth of the wireless value-added services market in China. Our accumulated deficit was reduced from $3.9 million as of December 31, 2002 to $0.9 million as of December 31, 2003. These accumulated losses have been funded from our private placements of preferred shares to investors.

The presentation of our financial results in this Annual Report is affected by the fact that we, like other companies in our industry, do not receive or recognize revenue for services we provide that are characterized as billing and transmission failures. These failures primarily result from the user's phone being turned off, technical problems with the mobile operators' networks or our system or user refusal or failure to pay for services. China Mobile's and China Unicom's monthly statements to service providers regarding the services provided through their networks currently do not contain billing and transmission failure information on either an aggregate or a service-by-service basis. In addition, the monthly statements do not include breakdowns of gross revenues by service. Although we maintain our own records reporting the services provided, we can only estimate our actual gross revenue and cost of services by service type because we are unable to confirm which services we transmitted but resulted in billing and transmission failures. As a result, we are not able to determine the aggregate amount of billing and transmission failures or definitively calculate and monitor service-by-service gross revenue, margins and other financial information and also cannot definitively determine which of our services are or may be profitable.

The major factors affecting our results of operations and financial condition include:

- *Growth of the Wireless Value-Added Services Market in China.* Our financial results have been, and we expect them to continue to be, affected by the growth in the wireless value-added services market in China. Wireless telephony has become an increasingly important medium of communication in China. According to the Ministry of Information Industries, the number of mobile subscribers in China increased from 43.2 million as of the end of 1999 to 268.7 million as of December 31, 2003. Despite such growth, China's wireless penetration rate of 20.9% as of December 31, 2003 (according to ASIAcom) remains low compared to other markets globally. Along with the growth in mobile subscribers, wireless value-added services have become increasingly popular with total revenue from this market in China estimated to have risen from RMB1.0 billion ($120.8 million) in 2001 to RMB7.0 billion ($845.7 million) in 2002. SMS services continue to represent the vast majority of the wireless value-added services market in China, with approximately 90.0 billion SMS messages sent for the year ended December 31, 2002.
- *Increase in Volume of Sales.* Our gross revenues have increased also as a result of the popularity of our services with the mobile phone user group that we market to. We focus on entertainment-oriented services which we believe are particularly attractive to young mobile phone users in China who are early adopters of new wireless value-added services. For 2002 and 2003, our total billable messages were 207.0 million and 1.2 billion, respectively, after taking into account billing and transmission failures. For 2003, we generated $16.6 million in gross revenues, compared to $4.3 million for 2002, representing an increase of 285.3%.

- *Marketing and Distribution through China Mobile and China Unicom.* Because all of our wireless value-added services are offered through the networks of China Mobile and China Unicom, a key component of our revenue growth is our ability to utilize the sales channels of the mobile operators and expand into additional geographic areas within China. For example, we believe that the sales of our services have been enhanced by our participation in China Mobile's M-Zone marketing initiative and the inclusion of some of our services on STK cards. Moreover, we have continuously broadened our relationships with the national and various provincial and local offices of China Mobile and China Unicom. The number of our service contracts with the national, provincial and local offices of China Mobile and China Unicom increased from 17 and 5 at the end of 2002, respectively, to 29 and 8 at the end of 2003, respectively. The top five provinces or municipalities in terms of our gross revenue generated from China Mobile and China Unicom users constituted 73.8% of our gross revenues for the fourth quarter of 2002, compared to 58.2% for the fourth quarter of 2003.

- *Operator Service Agreements with China Mobile and China Unicom.* Our ability to generate revenue and the terms under which we deliver our services depend to a large extent on our ability to maintain good relationships with the national, provincial and local offices of China Mobile and China Unicom and to differentiate our services through, among other things, innovative product development and appealing content from domestic and international content providers. This is particularly the case in the wealthier, more densely populated coastal and southern provinces, such as Jiangsu and Guangdong, where we have derived a significant portion of our revenues in the past and expect to continue to do so in the future. We strive to maintain, expand and strengthen these relationships through our sales force strategically located around China. China Mobile and China Unicom charge us service fees from the gross revenues generated by our services. To the extent that the number of messages sent by us over China Mobile's network exceeds the number of messages our customers send to us, we must also pay a per message network fee. We do not pay China Unicom any network fees, except in two provinces. These service and network fees are reflected in our cost of services, and as our business has grown, these costs have increased from $0.3 million for 2001 to $1.5 million for 2002 and $5.3 million for 2003. Our cost of services in 2003 included payments to third party content providers. Although the financial terms of our operator service agreements with China Mobile and China Unicom have been largely unchanged, either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their service or network fees to enhance their profitability at the expense of service providers.

  It is also anticipated that China Telecom, China Netcom and possibly other parties will be granted licenses to offer wireless services in China, although the timing of any such grants is unclear. Both China Telecom and China Netcom are large, established companies with significant assets. We have not yet developed close relationships with those parties as we have done with China Mobile and China Unicom, and our revenues could be adversely affected in future periods if those parties receive licenses and are successful in the market but we are unable to develop cooperative relationships with them.

- *Taxes.* Our subsidiaries, Linktone Consulting and Shanghai Huitong, are subject to a 30.0% state enterprise income tax and a 3.0% local tax in China. Additionally, Shanghai Huitong has recently obtained approval from the Chinese government authorities to be classified as a "software enterprise." This classification entitles Shanghai Huitong to an exemption from the state enterprise income tax for the first two years after cumulative profitability, with the income tax rate rising to 15.0% in the third year. Our gross revenues are primarily generated from services provided by our affiliated Chinese entities. The earnings of Shanghai Weilan and Shanghai Unilink are passed on to Linktone Consulting and Shanghai Huitong pursuant to various services agreements. Since Linktone Consulting and Shanghai Huitong are subject to enterprise income tax, the approved preferential state enterprise tax treatment for Shanghai Huitong will increase the net income distributable to the ultimate parent company, Linktone Ltd. Shanghai Weilan and Shanghai Unilink are subject to tax on gross revenues rather than income. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, we expect that Linktone Consulting will continue to operate at a breakeven or loss level. As a result, we have provided a full valuation allowance against Linktone Consulting's gross deferred tax assets as of December 31, 2001, 2002 and 2003.

- *Stock-based Compensation Cost.* Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock on the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years unless otherwise approved by the option plan administrator. For 2003, we incurred stock-based compensation cost of $1.1 million, which was recorded as a component of general and administrative expenses. Substantially all of this charge was related to the amortization of stock-based compensation cost related to options granted in April 2003 to attract and retain members of our senior management and certain staff employees. At December 31, 2003, we had approximately $5.8 million of deferred stock compensation, which will be fully amortized by April 2007. We may incur additional stock-based compensation cost in connection with future grants.

- *Accretion of Series B Preferred Shares.* In connection with our spin-off in April 2001, we capitalized 6,617,200 (post-share split) shares of Series B preferred shares at an assigned value of $274,000 which is based on our proportional book value of the Series B preferred shares immediately prior to the spin- off. These Series B preferred shares were redeemable on or after April 30, 2007, if outstanding, for $0.2267 per share. As a result, these Series B preferred shares were required to be accreted to the full redemption value using the effective interest rate method, with a corresponding charge to retained earnings each period through April 30, 2007, the earliest redemption date. Charges with respect to our Series B preferred shares totaled $57,000, $0.1 million and $0.1 million for 2001,

2002 and 2003, respectively. This accretion ceased upon the completion of our initial public offering in March 2004 when the Series B preferred shares were automatically converted into ordinary shares and the redemption provision was terminated.

- *Seasonality.* Our business is subject to moderate seasonal fluctuations, with usage of our services increasing in the weeks prior to Chinese New Year, as people get ready for the holiday, and decreasing during the Chinese New Year holiday itself, as many people in China make their way to their home towns. We also experience decreases in sales during school holidays in China because students tend to use our services less when they are at home.

Our future revenues and results of operations may fluctuate significantly due to a combination of factors, including:

- the terms of our relationships with China Mobile, to a lesser extent, China Unicom, and with domestic and international content providers,
- growth and acceptance of various wireless value-added services that we offer in China,
- our ability to attract and retain users, principally in the more affluent, densely-populated provinces like Jiangsu and Guangdong, which represented 21.6% and 25.5%, and 18.4% and 23.0% of our gross revenues in 2002 and 2003, respectively,
- our ability to continue both developing services internally and aggregating, customizing and localizing content from third parties,
- the level of billing and transmission failures in the provinces where we derive significant portions of our revenue,
- government regulation of our market,
- competition in our markets, and
- general economic conditions in China.

Our Corporate Structure

We commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands in November 1999. In April 2001, our affiliated business division which focused on wireless data software was spun-off to a newly established holding company, Intrinsic Technology, and our company was renamed Linktone Ltd. Due to the significance of the spun-off division relative to that of our company, the transaction was accounted for as a reverse spin-off with our company as the spinnee for accounting purposes.

We conduct our business in China solely through our wholly owned subsidiaries, Linktone Consulting and Shanghai Huitong. In order to meet ownership requirements under Chinese law which restrict Linktone, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two PRC incorporated companies: Shanghai Weilan, which is 50.0% owned by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink, which is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and China Unicom. Shanghai Unilink will assume Shanghai Weilan's contracts with China Unicom.

We and Shanghai Weilan and Shanghai Unilink are party to a series of agreements governing the provision of our wireless value-added services and the operation of our Web site. In addition, at December 31, 2003, we had provided long-term loans with total principal of RMB5.0 million ($0.6 million) to each of Ankai Hu and Dong Li, respectively. We have also loaned RMB0.5 million ($60,000) to each of Raymond Lei Yang and Simon Minsheng Du. The proceeds from these loans have been used to fund investments in Shanghai Weilan and Shanghai Unilink.

Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

Arrangements with Consolidated Affiliates

Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct all of our operations in China through a series of agreements with our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink. We do not hold any ownership interest in our affiliated Chinese entities. Shanghai Weilan is owned 50.0% by each of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink is 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our financial controller, Simon Minsheng Du.

Shanghai Weilan and Shanghai Unilink are variable interest entities under FASB Interpretation No. 46, or FIN 46, and accordingly, are consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that Ankai Hu, Dong Li, Raymond Lei Yang and Simon Minsheng Du will not receive any personal benefits from these agreements, except as shareholders of our company. According to our Chinese counsel, Commerce & Finance Law Offices, these agreements are valid, binding and enforceable under the current Chinese laws and regulations. The principal terms of these agreements are described below.

Powers of Attorney. Each of Ankai Hu and Dong Li has irrevocably appointed Raymond Lei Yang, an employee of Linktone Consulting, as attorney-in-fact, and each of Raymond Lei Yang, Simon Minsheng Du and Shanghai Weilan has irrevocably appointed Mark Begert, the chief financial officer of Shanghai Huitong, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to Shanghai Weilan or Shanghai Unilink, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.

Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with technical support and related consulting and information services. We also maintain the software required to operate their Web sites. We are the exclusive provider of these services. The initial term of these agreements is ten years. In consideration for our services, in 2003 our affiliated Chinese entity, Shanghai Weilan, agreed to pay us an annual service fee of $9.9 million. The service fees are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.

Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan a license to use our domain name (*www.linktone.com*). We have also granted our affiliated Chinese entities licenses to use our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). In addition, Shanghai Huitong has granted Shanghai Weilan a license to use the software for two of its handset games for an annual license fee of RMB1,000 ($121). Each of these license agreements will terminate upon the earlier of ten years or the expiration of our right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (*www.linktone.com.cn*) which we have licensed back for Shanghai Weilan's use in its operations on a non-exclusive basis.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, Ankai Hu, Dong Li, Raymond Lei Yang, Simon Minsheng Du and our affiliated Chinese entities, we or our designee has an exclusive option to purchase from each of Messrs. Hu, Li, Yang, Du and Shanghai Weilan all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual's termination of service as a director.

Loan Agreements. We have extended interest-free loans to our shareholders, Messrs. Hu, Li, Yang and Du, for the sole purpose of investing in our affiliated Chinese entities as registered capital. The term of these loans in each case is ten years. Our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their interest in the entire registered capital of the respective affiliated Chinese entity. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity.

Date of loan agreement	Borrower	Affiliated entity	Principal (in thousands of RMB)	Principal (in thousands of $)	Interest	Maturity date	Outstanding balance (in thousands of RMB)	Outstanding balance (in thousands of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	5,000.0	604.1
November 27, 2003	Dong Li	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	5,000.0	604.1
November 27, 2003	Raymond Lei Yang	Shanghai Unilink	500.0	60.4	None	November 26, 2013	500.0	60.4
November 27, 2003	Simon Minsheng Du	Shanghai Unilink	500.0	60.4	None	November 26, 2013	500.0	60.4

Equity Interests Pledge Agreements. Ankai Hu, Dong Li, Raymond Lei Yang, Simon Minsheng Du and Shanghai Weilan pledged their respective equity interests in our affiliated Chinese entities to guarantee the performance and the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by Messrs. Hu, Li, Yang and Du and Shanghai Weilan, as the case may be, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.

All of the agreements described above were entered into in November 2003. Prior to November 27, 2003, we had interest-free loan agreements, share pledge agreements and share transfer agreements with our affiliated Chinese entities and their shareholders, all of which have been terminated and replaced with the currently effective loan, equity interests pledge and contracts relating to the exclusive purchase right of equity interest described above.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters to December 31, 2003. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Because the wireless value-added services industry in China is new and rapidly evolving, and our business is also relatively new and has experienced significant volatility in terms of financial results as a result of competition and other factors affecting our business (as described in the preamble to this Management's Discussion and Analysis), operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three months ended							
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(unaudited) (in thousands)							
Gross revenues	$ 681	$1,064	$1,297	$1,267	$1,739	$ 3,281	$ 4,942	$ 6,640
Net revenues	638	1,003	1,223	1,205	1,631	3,059	4,623	6,174
Cost of services	(187)	(373)	(492)	(474)	(607)	(1,064)	(1,754)	(2,395)
Gross profit	451	630	731	731	1,024	1,995	2,869	3,779
Operating expenses:								
Product development	(116)	(105)	(107)	(99)	(136)	(161)	(201)	(250)
Selling and marketing	(251)	(284)	(275)	(362)	(412)	(420)	(597)	(716)
Stock-based compensation	—	—	—	—	—	(181)	(385)	(554)
Other general and administrative	(348)	(349)	(421)	(408)	(378)	(453)	(598)	(642)
Total operating expenses	(715)	(738)	(803)	(869)	(926)	(1,215)	(1,781)	(2,162)
Income/(loss) from operations	(264)	(108)	(72)	(138)	98	780	1,088	1,617
Interest income	7	10	12	17	7	6	7	13
Income tax benefit/(expense)	—	—	—	—	—	—	—	—
Net income/(loss) after tax	$(257)	$ (98)	$ (60)	$ (121)	$ 105	$ 786	$ 1,095	$ 1,630
Comprehensive income/(loss)	$(257)	$ (98)	$ (60)	$ (121)	$ 105	$ 786	$ 1,095	$ 1,630

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates on an on-going basis based on historical experience and on various other assumptions we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Revenue and Cost of Services Recognition

Virtually all of our revenues are derived from wireless value-added services to mobile phone users through the platforms of various subsidiaries of China Mobile and China Unicom. We recognize all revenues in the period in which the service is rendered, provided that persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

We contract with mobile operators for the transmission of services as well as for billing and collection services. We measure our revenues based on the total amount paid by our customers, which the mobile operators bill and collect on our behalf. For these transmission, billing and collection services, the mobile operators retain a fixed percentage fee. To the extent that the number of messages sent by us over China Mobile's network exceeds the number of messages our customers send to us, we must also pay a per message network fee. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We do not pay China Unicom a per message network fee, except in two provinces.

The mobile operators provide us statements after month-end indicating the amount of fees that were charged to users for wireless value-added services that we provided during that month and the portion of fees that are due to us in accordance with our contractual arrangements with the mobile operators. The mobile operators deliver these statements to us typically within 20 to 40 days following month-end, and we typically receive payment within 20 to 40 days following receipt of the statement. In addition, we have developed our own internal system that records the number of messages sent to and messages received from mobile users. Generally, there are differences between the expected value of delivered messages and our portion of the fees charged by the mobile operators for the delivered messages. These differences may result from the user's phone being turned off, problems with the mobile operators' networks or our system or other issues, which prevent delivery of our services to our users. These are known in the industry as billing and transmission failures. We do not recognize revenues for services which result in billing and transmission failures. Billing and transmission failures can vary significantly from month to month, province to province and between mobile operators. The billing and transmission failure rates varied on a monthly basis from 3.6% to 81.4% during 2003. The ratio of operators' confirmed revenues generated from our services as a percentage of the estimated revenues based on our own internal records averaged 63.1% for 2003. Also, if a user does not pay the applicable fees for our services to China Mobile and China Unicom, the mobile operators usually will not pay us for those services.

We are also required to pay most of our content providers a percentage of the revenue received from or confirmed by the mobile operators with respect to services incorporating the content providers' products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures which may have been applicable to the services incorporating the providers' products and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. After we make payments to these providers for a particular period, we do not ask for refunds or make an additional payment, or make further adjustments or reconciliations with respect to fees payable for future periods as a result of billing and transmission failures arising in prior periods.

For content providers which are paid on a fixed fee basis, we do not incur additional charges as their content is used. Accordingly, billing and transmission failures do not affect our cost of services for services incorporating content from these providers. For 2003, all but one of our key contents providers (XinhuaNet) were paid on the basis of a percentage of revenue.

Our financial statements through September 30, 2003 reflect our actual revenues as they appear on the operator statements. For certain provinces, beginning with the quarter ended December 31, 2003 we have estimated revenues and costs for the last month of a reporting period, due to the fact that we did not receive certain operators' final statements before closing our books. We base our estimates on our internal records, including, in certain cases, daily confirmations from operators, and then factor in an adjustment which takes account of historical experience, in the preceding recent months, of discrepancies between final operator statements and our internal records. These discrepancies are the result of billing and transmission failures which vary in amount from month to month. Given these failures, our estimation, which is based largely on our experience during a period over relevant recent months, will not be the same as actual results. However, we believe that our experience over a recent few months is a reasonably good predictor of the following month's experience because of improvements in the operators' systems and our billing processes.

If an actual discrepancy varies significantly from our estimate, it could result in an overstatement or understatement of revenues and costs of services. The amount of net margin which was based on estimates for the year ended December 31, 2003 was $617,000. If this estimate were inaccurate by plus or minus 5%, our net margin would be overstated or understated, as the case may be, by $31,000.

Approximately 85% of our revenues for the fourth quarter of 2003 were confirmed by monthly statements received by us from provincial mobile operators prior to the finalization of the financial statements for 2003. Since we systematically track monthly discrepancies/failure rates by province using either daily statements from the operators or our own internal systems, we believe that we are able to make a reasonable estimate of revenues and cost of services based on historical experience when a small portion of provincial operator statements has not been received.

Our gross revenues include the gross amounts billed to customers, rather than the amounts billed net of the operators' service and other fees. According to Emerging Issue Task Force Issue No. 99-19, recognizing revenue on a gross basis in this manner is appropriate if we act as a principal, rather than as an agent, in connection with the provision of our services. Factors which support a conclusion that we are acting as a principal include:

- ability to adjust the cost of services by adjusting the design or marketing of the service,
- ability to determine prices within ranges prescribed by the operators,
- assumption of risk of non-payment by customers, and
- ability to control content of services and suppliers of that content.

In our case, we have some ability to adjust the ratio of our revenues to cost of services (which include the operators' service and other fees) by, for example, changing the design and marketing of our services to decrease the number of messages that we send which go unmatched by a user's reply and thus incur a network fee. In addition, although the prices of our services must be approved by the mobile operators in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. The mobile operators will also not usually pay us if users of our services do not pay them and will not pay us if users do not receive the services due to billing and transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services. Finally, we have discretion to select the content for our services and the providers of that content, provided it does not violate applicable Chinese law or the policies of the mobile operators. Based on these factors, we have concluded that recognizing revenues on a gross basis is appropriate.

Deferred Tax Valuation Allowance

Our provisions for income taxes, deferred tax assets and liabilities, and the extent to which deferred tax assets can be recognized, are determined by our management. We make a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized based on our estimate of future taxable income and prudent and feasible tax planning strategies. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, it is uncertain whether Linktone Consulting will generate sufficient taxable income prior to the expiration of the tax loss carryforwards. As a result, we have provided a full valuation allowance against Linktone Consulting's gross deferred tax assets as of December 31, 2001, 2002 and 2003.

Stock-based Compensation

Stock-based compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the date of measurement. For awards with fixed option terms, the date of measurement is normally the date of grant. For awards with certain contingencies such as performance-based criteria, compensation cost will be re-measured at each interim reporting period end until such uncertainties are removed. At each date of measurement, we review internal and external sources of information to assist in the estimation of fair market value for our ordinary shares. Because we have historically been a private company, the sources utilized to determine the fair market value of the underlying stock at the date of measurement are subjective in nature and require us to use judgment in applying such information to our stock valuation models.

Depending on the complexity of deriving reasonable estimates of the fair market value for our ordinary shares, we may perform such assessment utilizing internal resources or we may engage external valuation experts to advise us in making this assessment. Regardless of the resources utilized, we are required to consider many factors and make certain assumptions during this assessment. Such factors considered and assumptions used include prices paid for similar securities in transactions with third parties at or near the date of measurement, market comparables, the risks associated with achieving management's forecast for the relevant period, the growth we have experienced and cash flows to be generated, the significant collaborative relationships established and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material difference to future estimates of the fair market value of our ordinary shares on the date of measurement, and therefore, the stock-based compensation charges to be recorded in the statements of operations for the period.

Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally two to four years. The amortization of deferred compensation was $nil, $nil, and $1.1 million for 2001, 2002 and 2003, respectively. At December 31, 2003, we had approximately $5.8 million of deferred stock-based compensation, which will be fully amortized by April 2007.

Revenues

We generate revenues primarily from service fees paid by mobile phone users who use our services through China Mobile and China Unicom. Our wireless value-added services fees are charged on a monthly subscription or per use basis. Fees for our SMS-based services currently range from RMB0.1 ($0.01) to RMB2.0 ($0.24) per message and from RMB3.0 ($0.36) to RMB10.0 ($1.21) for subscription service. Fees for MMS, WAP and JAVA services currently range from RMB2.0 ($0.24) to RMB5.0 ($0.60) per message and from RMB6.0 ($0.72) to RMB20.0 ($2.42) per month for subscription service. Fees for audio-related services range from RMB1.0 ($0.01) to RMB5.0 ($0.60) per audio content download.

In addition to our entertainment-oriented wireless value-added services revenue, we earned 4.5%, 5.8% and 0.4% of our revenues for 2001, 2002 and 2003, respectively, from enterprise solution services which we provide on occasion to corporate customers. These services typically entail distributing SMS messages to the customers of our clients and other consulting work. We do not intend to actively pursue additional clients for these services.

Cost of Services

Our cost of services includes the following:

- Service and network fees payable by us to China Mobile and China Unicom, and
- Payments to certain content and marketing providers for the use of their content.

Service and network fees are deemed paid to China Mobile and China Unicom when the operators remit to us our portion of the fees paid by users net of the service and network fees described above.

We pay our content and marketing providers directly, which payments are generally in the form of a fixed periodic fee, or a percentage of our aggregate net revenue received from or confirmed by the mobile operators with respect to services provided that incorporate the providers' products, or a combination of fixed and variable amounts.

The following table sets forth the amount of each category of cost of services for the periods indicated:

	Year ended December 31,		
	2001	2002	2003
Cost of services:			
Operators' fees	$282,715	$1,476,676	$5,303,603
Payments to content and marketing providers	42,543	48,470	515,788
Total	325,258	1,525,146	5,819,391

Operating Expenses

Our operating expenses include product development, selling and marketing, and general and administrative expenses.

Product Development Expenses

Our product development expenses consist primarily of the salary and welfare expenses of our technical support team, which is responsible for our LT-IAG technology platform and other technical support, and our product development team, which focuses on aggregating, customizing and localizing our SMS-based services and next generation products such as MMS, WAP and JAVA services. This category of expenses also includes depreciation and amortization of computers and software related to the activities of those teams.

Our SMS-based content and applications have been principally developed in-house. In the first quarter of 2003, we began allocating product development resources to next generation MMS, WAP and JAVA services. MMS, WAP and JAVA content is principally aggregated from third parties while we customize and localize the associated technology and applications for the Chinese market. Our product development expenditures are currently divided relatively evenly between SMS-based services and next generation services.

Although the monthly statements we receive from the mobile operators do not include breakdowns of gross revenues by service and not all of the affiliates of the mobile operators provide daily reports on services sent and received, we utilize a number of resources to plan and refine our product development activities. For example, our internal records of the services we transmit to the mobile operators for delivery to the ultimate user provide us with extensive information about the popularity of our products, such as gross usage and the number of repeat users. However, we can only estimate the revenue those services generate due to the operators' unitemized monthly statements. Nevertheless, our focus on maintaining, expanding and strengthening close relationships with China Mobile and China Unicom helps keep us informed as to upcoming marketing and product initiatives by the operators and rollouts of new mobile technology standards, which enables us to tailor our product development efforts to address these trends.

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which is five years.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of the salary and welfare expenses of the staff in our sales department and marketing department. It also includes the direct costs attributable to our sales and marketing activities, such as travel, entertainment, advertising expenses and cost of promotions.

Stock-based Compensation

In November 2003, we adopted our 2000-1 Employee Stock Option Scheme, or the 2000-1 Scheme, and our 2003 Stock Incentive Plan, or the 2003 Plan. The 2000-1 Scheme governs all option grants made by us which were outstanding immediately prior to the time that scheme was adopted by our board of directors. We anticipate that all future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. We grant options to purchase our ordinary shares to employees, directors and consultants. The vesting periods of these options generally range from two to four years. In addition, certain of the options granted were cancelled as a result of the resignation or termination of these personnel.

Stock compensation cost represents the difference between the exercise price of options granted and the fair market value of the underlying stock at the measurement date. Deferred stock compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options, which is generally four years unless otherwise approved by the option plan administrator.

Other General and Administrative Expenses

Our other general and administrative expenses consist primarily of the salary, welfare expenses and share compensation costs of our customer research department, customer service department, business development department and other administrative functions, such as human resources, finance and senior management.

Shanghai Weilan leases bandwidth from China Telecom's Shanghai affiliate, and Linkstone Consulting leases bandwidth from China Netcom's Beijing affiliate. Shanghai Weilan also has network servers located in the office of China Telecom's Shanghai affiliate, for which it pays custody fees. Linkstone Consulting has network servers located in data centers operated by China Mobile and China Unicom in Beijing, for which it pays custody fees. These costs are prepaid on a quarterly basis. Bandwidth and server custody fees, office rentals and depreciation charges allocated to these departments are included in general and administrative expenses.

We depreciate leasehold improvements, which are included in our other general and administrative expenses, on a straight-line over the lesser of the relevant lease term or the assets' estimated useful lives.

We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business, and as we incur professional service fees, such as for legal and accounting services, after we become a Nasdaq-quoted reporting company.

Taxation

Under the current law of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries. Chinese companies are generally subject to a 30% national enterprise tax, or EIT, and a 3% local tax. Our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink, are taxed on their gross revenue, rather than income.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from Linktone Consulting and Shanghai Huitong to our company are exempt from Chinese withholding tax.

We are subject to a business tax on our revenues derived from services, which is generally 5%. Business tax applies to the gross revenues recognized by Shanghai Weilan and Shanghai Unilink and to the service fees charged to those entities by Linktone Consulting and

Shanghai Huitong. Business tax shown in the consolidated statements of operations and comprehensive income/(loss) also includes other revenue-based taxes paid by Shanghai Weilan and Shanghai Unilink.

Subject to the approval of the relevant tax authorities, Linktone Consulting, our wholly owned subsidiary in China, had total tax loss carryforwards of approximately $3.6 million as of December 31, 2003 for EIT purposes. Approximately $49,000, $0.6 million and $2.9 million of such losses will expire in 2006, 2007 and 2008, respectively. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.2 million. Substantially all of our deferred tax assets relate to Linktone Consulting. Under our current tax planning, it is uncertain whether Linktone Consulting will generate sufficient taxable income prior to the expiration of the tax loss carryforwards. As a result, we have provided a full valuation allowance against Linktone Consulting's gross deferred tax assets as of December 31, 2001, 2002 and 2003.

Capital Expenditures

Our principal capital expenditures for 2002 consisted of computer and office equipment as well as software for a total of approximately $85,000. Our principal capital expenditures for 2000 and 2001 also consisted of computer and office equipment as well as software for a total of $30,000 and $0.3 million, respectively. We anticipate that we will have capital expenditures in the next 12 months of approximately $750,000 for software and technology infrastructure products and $650,000 for items related to the expansion of our business such as computers and office furniture.

Results of Operations

The following table sets forth the results of our operations expressed as a percentage of total revenue for the periods indicated. Our historical operating results are not necessarily indicative of the results for any future period.

	Year ended December 31,		
	2001	2002	2003
	%	%	%
Gross revenues	100.0 %	100.0 %	100.0 %
Net revenues	93.1 %	94.4 %	93.3 %
Cost of services	(29.9)%	(35.4)%	(35.1)%
Gross profit	63.2 %	59.0 %	58.2 %
Operating expenses:			
Product development	(33.9)%	(9.9)%	(4.5)%
Selling and marketing	(68.6)%	(27.2)%	(12.9)%
Share-based compensation	0.0 %	0.0 %	(6.7)%
Other general and administrative	(128.9)%	(35.4)%	(12.5)%
Total operating expenses	(231.4)%	(72.5)%	(36.6)%
Income/(loss) from operations	(168.2)%	(13.5)%	21.6 %
Interest income	2.0 %	1.1 %	0.2 %
Income tax benefit/(expense)	0.0 %	0.0 %	0.0 %
Income/(loss) after tax	(166.1)%	(12.4)%	21.8 %

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Gross Revenues

Gross revenues increased by 285.3% to $16.6 million in 2003 from $4.3 million in 2002, primarily as a result of the continued increase in sales of our SMS-based services to a larger base of users which was largely attributable to the overall increase in the size of the wireless value-added services market in China.

Cost of Services

Our cost of services increased by 281.6% to $5.8 million in 2003, compared to $1.5 million in 2002, primarily due to the overall growth of our business resulting in increased service and network fees to the mobile operators. Cost of services also increased in part due to payments to STAR TV for sale of their content under our cooperation agreement. For the year ended December 31, 2003, our cost of services included total service and network fees of $5.3 million and content and marketing provider costs of $0.5 million, as compared to $1.5 million for total service and network fees and $48,000 for content and marketing provider costs for 2002. Total service and network fees represented 91.1% and 96.8% of cost of services in 2003 and 2002, respectively. Our content and marketing provider costs represented 8.9% and 3.2% of cost of services in 2003 and 2002, respectively.

If we are successful in establishing collaborative relationships or partnerships involving payments to additional domestic and international content companies, we expect that our cost of services may increase.

Operating Expenses

Total operating expenses increased by 94.6% to $6.1 million in 2003 from $3.1 million in 2002. Operating expenses as a percentage of gross revenues decreased from 72.5% in 2002 to 36.6% in 2003. The decrease was mainly due to the fact that the rate of growth in our revenue outpaced the rate of growth of our operating expenses, in particular our product development and general and administrative expenses. Depreciation and amortization expenses for computers and equipment in relation to our total operating expenses was not material for 2003 and 2002.

Product development expenses increased by 75.3% to $0.7 million in 2003 from $0.4 million in 2002, primarily due to the expansion of our product development team and our technology support team, which increased from 18 and 13 to 64 and 30 employees, respectively. Product development expenses also increased due to the establishment of our new services team in March 2003, which included 31 employees as of December 31, 2003. Staff costs for product development, which increased from $0.4 million to $0.7 million, comprised 11.3% of our total operating expenses in 2003, compared to 11.8% in 2002.

Selling and marketing expenses increased by 83.0% to $2.1 million in 2003 from $1.2 million in 2002, primarily due to staff costs that increased by 92.2% from $0.4 million to $0.7 million, as the number of sales and marketing employees increased from 26 to 97. This increase occurred mainly in the third and fourth quarters of 2003. In addition, we introduced a new cash bonus program, based on achievement of individual performance targets related to revenue and sales growth, to further incentivize our sales staff.

Staff costs, including bonuses, for selling and marketing comprised 11.2% of our total operating expenses in 2003, compared to 11.4% in 2002. Selling and marketing expenses also increased in part due to direct salary and other costs involved in our expanded advertising and sales activities. We expect selling and marketing expenses to continue to increase as we continue to expand our sales and marketing team and our operator and non-operator marketing activities.

Stock-based compensation was $1.1 million in 2003. We did not have any stock-based compensation in 2002. Substantially all of this charge was related to the amortization of stock-based compensation cost related to options granted to our management and certain staff employees in April 2003.

Other general and administrative expenses increased by 35.6% to $2.1 million in 2003 from $1.5 million in 2002, primarily due to the expansion of our staff engaged in general administration from 11 to 18. Other general and administrative staff costs, which increased from $1.0 million to $1.1 million, comprised 17.6% of our total operating expenses in 2003, compared to 33.7% in 2002. An increase in our lease expenses and service fees in the amount of $76,000 in 2003 also contributed to the increase in other general and administrative expenses.

We expect other general and administrative expenses to increase as we seek to hire additional experienced management personnel to further expand our business, and as we incur professional service fees, such as for legal and accounting services, as a Nasdaq-quoted reporting company.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Gross Revenues

Gross revenues increased by 296.6% to $4.3 million in 2002 from $1.1 million in 2001, primarily as a result of the continued increase of sales of our SMS-based services to a larger base of users which was largely attributable to the overall increase in the size of the wireless value-added services market in China.

Cost of Services

Our cost of services increased by 368.9% to $1.5 million in 2002, compared to $0.3 million in 2001, primarily due to the overall growth of our business resulting in increased service and network fees to the mobile operators. In 2002, 96.8% and 3.2% of our cost of services were attributable to the operators' service charges and network fees and the revenue share of our content and marketing partners, respectively, compared to 86.9% and 13.1% in 2001.

Operating Expenses

Total operating expenses increased by 24.3% to $3.1 million in 2002 from $2.5 million in 2001. Operating expenses as a percentage of gross revenues decreased from 231.4% in 2001 to 72.5% in 2002. The decrease was mainly due to the fact that the rate of growth in our revenue outpaced the rate of growth of our operating expenses, in particular our product development expenses, which increased moderately from 2001 to 2002 and general and administrative expenses which remained stable during the year ended December 31, 2002.

Product development expenses increased by 15.9% to $0.4 million in 2002 from $0.4 million in 2001, primarily due to the increase in the number of senior personnel in our product development team and our technology support team. Staff costs for product development, which increased from $0.3 million to $0.4 million, comprised 11.8% of our total operating expenses in 2002, compared to 10.4% in 2001. Depreciation and amortization expenses for computers and equipment for our product development and technology support teams was not significant in 2002 and 2001.

Selling and marketing expenses increased by 57.2% to $1.2 million in 2002 from $0.7 million in 2001, primarily due to the increase in the size of our sales and marketing team beginning in the fourth quarter of 2002. Our sales and marketing team increased from 21 as of December 31, 2001 to 26 employees as of December 31, 2002. Staff costs for selling and marketing, which increased from $0.3 million to $0.4 million, comprised 11.4% of our total operating expenses in 2002, compared to 11.3% in 2001. Selling and marketing expenses also increased in part due to direct costs involved in our expanded advertising and sales activities.

We had no stock-based compensation cost in 2002 or 2001.

Other general and administrative expenses increased by 9.0% to $1.5 million in 2002 from $1.4 million in 2001 primarily due to increased salary and welfare expenses. Other general and administrative staff costs comprised 48.9% of our total operating expenses in 2002, compared to 55.7% in 2001.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been proceeds from our private placements of preferred shares to investors. In the future, we anticipate that our primary sources of liquidity will come from cash flow from operations and the proceeds of this offering. The following table sets forth the summary of our cash flows for the periods indicated:

	For the years ended December 31,		
	2001	2002	2003
Net cash (used in)/provided by operating activities	$ (987,021)	$ (289,525)	$2,880,751
Net cash used in investing activities	(287,906)	(85,081)	(304,380)
Net cash provided by financing activities	3,345,650	1,034,979	—
Net increase in cash and cash equivalents	2,079,739	660,289	2,576,828
Cash and cash equivalents, beginning of year/period	296,037	2,375,776	3,036,065
Cash and cash equivalents, end of year/period	$2,375,776	$3,036,065	$5,612,893

The ability of our subsidiaries to obtain cash or other assets from our affiliated Chinese entities, Shanghai Weilan and Shanghai Unilink, depends on the effectiveness and enforceability of our agreements with those entities and their owners. In turn, the ability of our subsidiaries to convert Renminbi into U.S. dollars and transfer them to our company is subject to the Chinese foreign exchange regulations, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents.

Operating Activities

Cash provided by operating activities was $2.9 million for 2003. Cash used in operating activities was $0.3 million and $1.0 million for 2002 and 2001, respectively. For 2003, cash provided by operating activities consisted primarily of our operating profit. For 2002 and 2001, cash used in operating activities consisted primarily of our operating loss which decreased in 2002.

Investing Activities

Cash used in investing activities in 2003, 2002 and 2001 was approximately $0.3 million, $85,000 and $0.3 million, respectively. These cash expenditures consisted primarily of the purchase of fixed assets, including computers and office equipment, in connection with the expansion of our business.

Financing Activities

We had no cash provided by or used in financing activities for 2003. For 2002, cash provided by financing activities was $1.0 million, which consisted of the proceeds of our issuance of Series A preferred shares and Series E preferred shares to investors. Cash provided by financing activities in 2001 consisted of the proceeds of our issuance of Series A preferred shares, Series C preferred shares and Series D preferred shares to investors for aggregate proceeds of $3.3 million.

We had no material commitments for capital expenditures as of December 31, 2003. During 2003, we spent approximately $0.3 million for servers and computer equipment.

We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations, and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically financed our operations through borrowings and have not used derivative instruments to hedge market risks.

We believe that current cash and cash equivalents will be sufficient to meet anticipated working capital (net cash used in operating activities), commitments and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Cash Obligations

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of advertising agreements with third parties. The following sets forth our commitments under operating leases and advertising commitments as of December 31, 2003:

	Office Premises	Advertising Commitments	Total
Less than one year	$346,541	$153,623	$500,164
1 - 3 years	195,083	—	195,083
3 - 5 years	—	—	—
More than 5 years	—	—	—
Total	$541,624	$153,623	$695,247

As of December 31, 2003, we were also obligated to make guaranteed payments in the amount of approximately $45,000 in 2004 to Turner Broadcasting, one of our content providers.

Other than the obligations set forth above, we do not have any long-term commitments.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated.

	For the year ended December 31,		
	2001	2002	2003
Audit fees(1)	$11,000	$29,000	$71,000

(1) "Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Inflation

Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.4%, 0.7%, (0.8%) and 1.0% in 2000, 2001, 2002 and for the 11 months ended November 30, 2003, respectively.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, our cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our cash flows would be reduced which could materially adversely affect our business. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries in China would be reduced.

We have experienced de minimis foreign exchange gains or losses to date. However, we do not engage in any hedging activities, and we may in the future experience economic loss as a result of any foreign currency exchange rate fluctuations.

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period beginning after June 15, 2003. We have elected to retrospectively apply FIN 46 and consolidate our variable interest entities since our inception.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." This statement amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for companies that voluntarily change to a fair value-based method of accounting for share-based employee compensation. This statement also amends the disclosure provisions of Statement of Financial Accounting Standards No. 123. The provisions of Statement of Financial Accounting Standards No. 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to account for share-based compensation under the provisions of APB 25 and have followed the disclosure requirements under Statement of Financial Accounting Standards No. 148.

In June 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of this statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on our financial position or results of operations.

linktone

Reports of Independent Public Accountants

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LINKTONE LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders' equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of Linktone Ltd. ("the Company") and its subsidiaries as of December 31, 2001, 2002 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Shanghai, People's Republic of China
January 29, 2004, except for the 100-for-one share split in Note 20, as to which the date is February 4, 2004

linktone

Consolidated Financial Statements

LINKTONE LTD.

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	Note	As of December 31, 2001	2002	2003	Pro Forma 2003 (Note 19)
Assets					
Current assets:					
Cash and cash equivalents		$ 2,375,776	$ 3,036,065	$ 5,612,893	$ 5,612,893
Accounts receivable, net		443,860	563,787	3,092,619	3,092,619
Deposits and other receivables	6	119,275	125,213	554,300	554,300
Total current assets		2,938,911	3,725,065	9,259,812	9,259,812
Property and equipment, net	9	236,868	236,714	450,238	450,238
Total assets		$ 3,175,779	$ 3,961,779	$ 9,710,050	$ 9,710,050
Liabilities and shareholders' equity/(deficit)					
Current liabilities:					
Taxes payable		$ 128,048	$ 282,103	$ 986,748	$ 986,748
Accrued liabilities and other payables	10	395,467	611,670	919,222	919,222
Due to related parties	12	96,987	13,787	13,792	13,792
Total current liabilities		620,502	907,560	1,919,762	1,919,762
Total liabilities		620,502	907,560	1,919,762	1,919,762
Series B redeemable convertible preferred shares ($0.01 par value; 66,172 shares authorized, 66,172 shares issued and outstanding as of December 31, 2001, 2002, and 2003; redeemable in April 2007 at $1,500,000)	5	331,295	439,736	583,672	—
Series C redeemable convertible preferred shares ($0.01 par value; 245,203 shares authorized, 245,203 shares issued and outstanding as of December 31, 2001, 2002, and 2003; redeemable in April 2007 at $2,000,000)	5	2,000,000	2,000,000	2,000,000	—
Series E redeemable convertible preferred shares ($0.01 par value; 101,570 shares authorized, 101,570 shares issued and outstanding as of December 31, 2002 and 2003; redeemable in September 2007 at $1,000,000)	5	—	999,997	999,997	—
Commitments and contingencies	17				
Shareholders' equity/(deficit)					
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 97,390,000 shares issued and outstanding as of December 31, 2001, 2002 and 2003) (198,555,000 shares issued and outstanding on a pro forma basis at December 31, 2003)		9,739	9,739	9,739	19,855
Series A convertible preferred shares ($0.01 par value, 386,848 shares authorized, 383,293 shares issued and outstanding as of December 31, 2001, 386,848 shares issued and outstanding as of December 31, 2002 and 2003)	5	1,589,750	1,624,732	1,624,732	—
Series B convertible preferred shares ($0.01 par value; 110,287 shares authorized, issued and outstanding as of December 31, 2001, 2002 and 2003)	5	900,656	900,656	900,656	—
Series D convertible preferred shares ($0.01 par value, 101,570 shares authorized, issued and outstanding as of December 31, 2001, 2002, and 2003)	5	1,000,000	1,000,000	1,000,000	—
Additional paid-in capital	5	—	—	5,811,354	12,910,295
Deferred stock-based compensation	16	—	—	(4,691,825)	(4,691,825)
Statutory reserves	11	—	—	500,000	500,000
Accumulated other comprehensive loss		(784)	(868)	(411)	(411)
Accumulated deficit		(3,275,379)	(3,919,773)	(947,626)	(947,626)
Total shareholders' equity/(deficit)		223,982	(385,514)	4,206,619	7,790,288
Total liabilities and shareholders' equity/(deficit)		$ 3,175,779	$ 3,961,779	$ 9,710,050	$ 9,710,050

The accompanying notes are an integral part of these consolidated financial statements.

linktone

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except per share data)

	Note	For the year ended December 31, 2001	2002	2003
Gross revenues	7	$ 1,086,587	$ 4,309,036	$ 16,601,492
Business tax		(74,677)	(240,269)	(1,115,822)
Net revenues		1,011,910	4,068,767	15,485,670
Cost of services		(325,258)	(1,525,146)	(5,819,391)
Gross profit		686,652	2,543,621	9,666,279
Operating expenses:				
Product development		(368,445)	(426,872)	(748,209)
Selling and marketing		(745,312)	(1,171,988)	(2,144,540)
Stock-based compensation*	16	—	—	(1,119,529)
Other general and administrative		(1,400,142)	(1,526,724)	(2,070,141)
Total operating expenses		(2,513,899)	(3,125,584)	(6,082,419)
Income/(loss) from operations		(1,827,247)	(581,963)	3,583,860
Interest income		22,000	46,010	32,223
Income/(loss) before tax		(1,805,247)	(535,953)	3,616,083
Income tax benefit/(expense)		—	—	—
Net income/(loss)		(1,805,247)	(535,953)	3,616,083
Special warrant dividend to Series B shareholders		(899,556)	—	—
Accretion on Series B redeemable preferred share		(56,992)	(108,441)	(143,936)
Net income/(loss) attributable to ordinary shareholders		$(2,761,795)	$ (644,394)	$ 3,472,147
Other comprehensive income/(loss):				
Foreign currency translation adjustment		9,016	(84)	457
Comprehensive income/(loss)		$(1,796,231)	$ (536,037)	$ 3,616,540
Earning/(loss) per share:	18			
Basic		$ (0.03)	$ (0.01)	$ 0.04
Diluted		$ (0.03)	$ (0.01)	$ 0.02
Weighted average ordinary shares:				
Basic		97,390,000	97,390,000	97,390,000
Diluted		97,390,000	97,390,000	207,633,600

* Stock-based compensation is a component of general and administrative expenses.

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIT)
(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in capital	Convertible preferred shares	Series B preferred share warrants	Deferred stock based compensation	Statutory reserves	Accumulated other comprehensive income/(loss)	Accumulated deficit	Parent capital	Total shareholders' equity/(deficit)
	Shares	Amount									
Balance as of December 31, 2000 ...	—	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,005,844	$ 1,005,844
Capitalization of Linktone through spin-off.......	97,390,000	9,739	107,439	1,245,200	—	—	—	(9,800)	(621,023)	(1,005,844)	(274,289)
Special warrant dividend to Series B shareholders	—	—	(107,439)	—	899,556	—	—	—	(792,117)	—	—
Issuance of Series A convertible preferred shares	—	—	—	344,550	—	—	—	—	—	—	344,550
Issuance of Series D convertible preferred shares	—	—	—	1,000,000	—	—	—	—	—	—	1,000,000
Exercise of Series B convertible preferred share warrants	—	—	—	900,656	(899,556)	—	—	—	—	—	1,100
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(56,992)	—	(56,992)
Foreign currency translation adjustments	—	—	—	—	—	—	—	9,016	—	—	9,016
Net loss	—	—	—	—	—	—	—	—	(1,805,247)	—	(1,805,247)
Balance as of December 31, 2001 ...	97,390,000	9,739	—	3,490,406	—	—	—	(784)	(3,275,379)	—	223,982
Issuance of Series A convertible preferred shares	—	—	—	34,982	—	—	—	—	—	—	34,982
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(108,441)	—	(108,441)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(84)	—	—	(84)
Net loss	—	—	—	—	—	—	—	—	(535,953)	—	(535,953)
Balance as of December 31, 2002 ...	97,390,000	9,739	—	3,525,388	—	—	—	(868)	(3,919,773)	—	(385,514)
Accretion of Series B redeemable convertible preferred shares	—	—	—	—	—	—	—	—	(143,936)	—	(143,936)
Deferred stock-based compensation	—	—	5,811,354	—	—	(4,691,825)	—	—	—	—	1,119,529
Translation adjustments...	—	—	—	—	—	—	—	457	—	—	457
Net income	—	—	—	—	—	—	—	—	3,616,083	—	3,616,083
Appropriations to statutory reserves	—	—	—	—	—	—	500,000	—	(500,000)	—	—
Balance as of December 31, 2003 ...	97,390,000	$9,739	$5,811,354	$3,525,388	$ —	$(4,691,825)	$500,000	$ (411)	$ (947,626)	$ —	$ 4,206,619

The accompanying notes are an integral part of these consolidated financial statements.

LINKTONE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	For the year ended December 31,		
	2001	2002	2003
Cash flow from operating activities			
Net income/(loss)	$(1,805,247)	$ (535,953)	$ 3,616,083
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Stock compensation costs	—	—	1,119,529
Depreciation	81,038	85,235	90,856
Provision for bad debts	—	—	161,478
Changes in assets and liabilities:			
Accounts receivable	127,048	(119,927)	(2,690,310)
Deposits and other receivables	11,638	(5,938)	(429,087)
Tax payable	128,048	154,055	704,645
Accrued liabilities and other payables	373,467	216,203	307,552
Due to related parties	96,987	(83,200)	5
Net cash (used in)/provided by operating activities	(987,021)	(289,525)	2,880,751
Cash flow from investing activities			
Purchase of property and equipment	(287,906)	(85,081)	(304,380)
Net cash used in investing activities	(287,906)	(85,081)	(304,380)
Cash flow from financing activities:			
Issuance of Series A convertible preferred shares	344,550	34,982	—
Issuance of Series C redeemable convertible preferred shares	2,000,000	—	—
Issuance of Series D convertible preferred shares	1,000,000	—	—
Issuance of Series E redeemable convertible preferred shares	—	999,997	—
Exercises of Series B convertible preferred share warrants	1,100	—	—
Net cash provided by financing activities	3,345,650	1,034,979	—
Foreign currency translation	9,016	(84)	457
Net increase in cash and cash equivalents	2,079,739	660,289	2,576,828
Cash and cash equivalents, beginning of year/period	296,037	2,375,776	3,036,065
Cash and cash equivalents, end of year/period	$ 2,375,776	$3,036,065	$ 5,612,893
Supplemental disclosures of cash flow information			
Cash paid during the year/period for:			
Cash paid for business tax on revenues	$ 33,676	$ 201,118	$ 681,161
Cash paid for interest	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(In U.S. dollars, unless otherwise stated)

1 Restructuring, Organization and Nature of Operations

Restructuring and Organization

Linktone Ltd. ("Linktone" or the "Company") commenced operations as a business division of Intrinsic China Technology Ltd., which was incorporated in the Cayman Islands on November 10, 1999 and renamed Intrinsic Technology Ltd. on July 12, 2000. Linktone operated two business divisions, (i) the wireless data software business and (ii) the wireless value-added consumer services. The wireless value-added consumer services was conducted through two subsidiaries, Shanghai Linktone Consulting Co., Ltd. ("Linktone Consulting") and Shanghai Huitong Information Co., Ltd. ("Huitong"), and a variable interest entity (see Note 4(a)), for which the Company is the primary beneficiary, Shanghai Weilan Computer Co., Ltd. ("Weilan") (together the "Linktone Division").

On April 27, 2001, Linktone completed the spin-off of its Intrinsic Division and was renamed Linktone Ltd., operating with a new executive management team and holding the net assets of the Linktone Division. In the spin-off, Linktone transferred the net assets of the Intrinsic Division to a newly established holding company, Intrinsic Technology (Holding) Ltd. ("Intrinsic Holding"), a Cayman Islands company, and distributed shares of Intrinsic Holding to its shareholders (the "Distribution"). The Distribution was made on a pro-rata basis as of the date of the spin-off, with the holders of each share of ordinary shares, Series A preferred share or Series B preferred share of Linktone receiving one share of ordinary shares, Series A preferred share or Series B preferred share of Intrinsic Holding, respectively.

Due to the significance of the Intrinsic Division relative to that of Linktone, the transaction was accounted for as a reverse spin-off with Linktone as the spinnee for accounting purposes. Consequently, income statement and statement of cash flows information for 2001, which is included in these consolidated financial statements, reflect the full year results of Linktone, with Linktone Division's results for the period prior to the spin-off determined and reported as if Linktone had been a separate independent entity since its inception. The opening equity is reflected in these financial statements as Parent Capital and the spin-off has been reflected as a reorganization in the Statement of Changes in Shareholders' Equity/(Deficit). The Company's Series A preferred, Series B preferred, and ordinary shares were capitalized on the date of the spin-off at amounts in the same proportion as the carrying amounts of the accounting spinnor's Series A preferred, Series B preferred and ordinary shares, respectively, immediately prior to the spin-off. Concurrent with the spin-off, the Company sold Series C redeemable convertible preferred shares to Intrinsic Holding for $2 million, and also distributed to its Series B preferred shareholders a special dividend of warrants exercisable for 110,287 shares of Series B convertible preferred shares at an exercise price of $0.01 per share. The warrants were recognized as a dividend with a charge to earnings attributable to common shareholders at their fair value of $0.9 million. The warrants were exercised for Series B convertible preferred shares in May 2001.

A new variable interest entity, Shanghai Unilink Computer Co., Ltd. ("Unilink") was established in June 2003. Linktone is the primary beneficiary of Unilink.

The accompanying consolidated financial statements include the results of operations of the Company, its subsidiaries, Linktone Consulting and Huitong, and the two variable interest entities, Weilan and Unilink (hereinafter collectively referred to as the "Group").

Nature of operations

The Group is a provider of wireless media, entertainment and communication services to mobile phone users in the People's Republic of China ("PRC"). The Group specializes in the development, aggregation, marketing and distribution of consumer wireless applications for access by mobile phone users in the PRC.

The business in which the Group is engaged is subject to a number of industry-specific risk factors, including, but not limited to, dependence on mobile network operators, rapid development of the market, large number of competitors, and evolving regulatory environment.

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless value-added services and Internet content services, the Company conducts substantially all of its operations through two variable interest entities, Weilan and Unilink. Weilan and Unilink are each legally owned, either directly or indirectly, by four PRC citizens (the "Registered Shareholders"). Weilan was registered on December 2, 1999. Hu Ankai and Li Dong, employees of the Company through 2002, each holds 50% of Weilan's total outstanding shares. Unilink was registered in June 2003. Weilan holds 90% of Unlink's total outstanding shares, and Simon Minsheng Du and Chen Lei, employees of the Company, each holds 5% of Unlink's total outstanding shares. In November 2003, Chen Lei, one of the Registered shareholders of Unilink, transferred his 5% equity interest in Unilink to Raymond Lei Yang, the Group's Chief Executive Officer, as designated by the Company. The Group terminated all existing contractual arrangements with Chen Lei, and entered into the same contractual arrangements with Raymond Lei Yang. The Company does not hold any direct ownership interest in Weilan or Unilink.

The arrangements with the Registered Shareholders have been undertaken solely to satisfy PRC regulations, which prohibit foreign companies from owning or operating telecommunications businesses in the PRC. PRC regulations currently restrict the Company from holding an equity interest in telecommunication services providers such as Weilan and Unilink.

The Company has entered into various operating agreements with Weilan and Unilink, including trademark, domain name and software license agreements and the Exclusive Technical Consulting and Services Agreements. Under these agreements, Weilan and Unilink have the exclusive right to use certain domain names and registered trademarks owned by the Company, and the Company is the exclusive provider of technical and other services to Weilan and Unilink. In return, Weilan and Unilink are required to pay the Company licensing and service fees for the use of each domain name, trademark and the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at the Company's discretion depending on the quantity and level of services provided. These operating agreements further provide that the Company will guarantee Weilan's or Unilink's performance of third party contracts and agreements entered into by Weilan or Unilink in the normal course of business and restrict the ability of Weilan or Unilink to conduct any transactions that may materially affect their assets, obligations, rights, or operations without the consent of the Company. These transactions would include the sale of assets, incurrence of debt or guarantees, declaration of dividends, or assignments of rights.

In addition, the Company has extended interest-free loans to the registered shareholders to finance their investments in Weilan and Unilink ($624,000 as of December 31, 2001 and 2002, and $745,000 as of December 31, 2003). Principal terms of these loan agreements provide that (i) proceeds from the loans are to be used solely for the operations of Weilan and Unilink, (ii) the loans can only be repaid to the Company by transferring the shares of Weilan and Unilink to the Company, (iii) the shares of Weilan or Unilink cannot be transferred without the approval of the Company, (iv) the Company has the right to appoint all directors and senior management personnel of Weilan and Unilink, and (v) all voting rights in Weilan and Unilink are assigned to Raymond Yang and Mark Begert, the CEO and CFO of the Company, respectively, or as designated by the Company. These loan agreements are supplemented by various other agreements, including the Exclusive Purchase Contracts and Equity Pledge Agreements with the registered shareholders, whereby the Company has the right to acquire the shares of Weilan and Unilink either through a purchase, at any time, for the amount of the loans outstanding, or the collection of the shares pledged as collateral for the non- payment of loans from the registered shareholders or the technical consulting and service fees due from Weilan or Unilink. Since the Company consolidates Weilan and Unilink, the loans to the registered shareholders are treated as investments in Weilan and Unilink and eliminated in consolidation for all periods presented.

The income earned from license and service fees charged by Linktone Consulting and Huitong, as defined under Chinese accounting standards and regulations, may be distributed as dividends to Linktone Ltd. Distributable profits under Chinese accounting standards are reduced for any reserves established by the Board of Directors, as described in footnote 11.

2 Basis of presentation

These consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

All transactions and balances between the Group's businesses have been eliminated upon consolidation.

3 Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4 Summary of significant accounting policies

(a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and the two variable interest entities. All subsidiaries are wholly-owned by the Company, and the Company does not hold any investments accounted for under the cost or equity method.

In January 2003, the FASB issued FIN 46, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 must be adopted for the first interim or annual period beginning after June 15, 2003. The Company has elected to retrospectively apply FIN 46 and consolidate its variable interest entities since its inception.

(b) Cash and cash equivalents

The Group considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

(c) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of allowance of $nil, $nil, and $161,478 as of December 31, 2001, 2002 and 2003.

(d) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation.

Property and equipment are depreciated over their estimated useful lives on a straight-line basis with no residual value. The estimated useful lives are as follows:

Computer hardware/equipment	60 months
Office equipment	60 months
Leasehold improvements	the shorter of their estimated useful lives or the lease term

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the statement of operations.

(e) Impairment of long-lived assets

Prior to January 1, 2002, the Group evaluated the recoverability of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." As of January 1, 2002, the Group has adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with this standard, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the total of the expected future undiscounted cash flows is less than the carrying value, an indication of impairment is present and a loss is recognized in the statement of operations for the difference between the fair value and the carrying value of the assets. There have been no impairment charges recognized by the Company in any of the periods presented.

(f) Revenue and cost of services recognition

The vast majority of the Group's revenues are derived from entertainment-oriented wireless value-added services. Wireless value-added services revenues are derived from providing personalized media (including ring back services and downloadable ringtones, icons and screen savers), games and entertainment and communication services, to mobile phone users through various subsidiaries of China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom") (collectively the "Mobile Operators"). Fees for these services are charged on a per message basis or on a monthly subscription basis, and vary according to the type of products and services delivered.

The Group recognizes all revenues in the period in which the services are performed, provided that persuasive evidence of a contractual arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. A substantial portion of the Group's revenue is recorded based on monthly statements received from provincial level subsidiaries of the Mobile Operators. In certain instances, when a statement is not received within a reasonable period of time, the Group is required to make an estimate of the revenues and cost of services earned during the period covered by the statement. On a quarterly basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. In the quarter ended December 31, 2003, approximately 15% and 17% of the Group's revenues and cost of services, respectively were estimated. All of the Group's revenues during 2001, 2002 and the nine months ended September 30, 2003 were recognized based on operator statements.

The Group contracts with the Mobile Operators for the transmission of wireless short messages as well as for billing and collection services. The Group measures its revenues based on the total amount paid by its customers, for which the Mobile Operators bill and collect on the Group's behalf. For these billing and collection services, the Mobile Operators retain a fixed percentage fee, which is reflected as a cost of services in the financial statements. In addition, the Mobile Operators charge the Group a network usage fee based on a fixed per message fee multiplied by the excess of messages sent over messages received. These network usage fees are likewise retained by the Mobile Operators, and are reflected as a cost of services in the financial statements. Network usage fees charged to the Group are reduced for messages received by the Group because the Mobile Operators separately charge the sender a fee for these transmissions. The Group has assessed its relationship with the Mobile Operators and the terms of the fee arrangement under Emerging Issue Task Force Issue No 99-19, and has concluded that reporting the gross amounts billed to its customers is appropriate.

The Group licenses content from independent content providers. Certain of these agreements determine the fees payable for content based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements.

From time to time, the Group enters into barter transactions related to advertising services, and adopted the provisions of EITF 99-17 to account for barter transactions. According to EITF 99-17, revenues and expenses should be recognized at fair value from a barter transaction involving advertising services only if the fair value of the advertising services surrendered is reliably measurable. The Group has not recognized any revenues or expenses related to barter transactions involving advertising for any of the periods presented as fair values were not determinable within the limits of EITF 99-17. The Group has also historically derived certain revenue from selling packaged SMS services to corporations ("enterprise services").

(g) Income and other taxes

The Group accounts for income tax using SFAS No. 109 "Accounting for Income Taxes," which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred taxes are provided for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax basis of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized. Shanghai Weilan and Shanghai Unilink are subject to a 1-3% tax (depending on the application of the relevant tax regulations by the governmental authorities) on revenues, as defined for tax purposes. Such amounts are accrued for as a reduction to revenues.

The Group is also subject to business taxes of 5% on the provision of taxable services, which includes services provided to customers and in certain instances to the variable interest entities. All business taxes paid are accrued for as a reduction of revenues.

(h) Advertising expenses

Advertising expenses generally represents the cost of promotions to create or stimulate a positive image of the Group or a desire to buy the Group's products and services, and are expensed as incurred. Advertising expenses totaled approximately $348,773, $686,682 and $938,750 during the years ended December 31, 2001, 2002 and 2003, respectively.

(i) Product development expenses

Product development expenses consist primarily of compensation and related costs for employees associated with the development and programming of SMS content.

The Group accounts for product development costs under SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and would capitalize, if criteria under SOP 98-1 were met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Cost incurred in the enhancement of the Group's existing products and services are charged to product development expense as incurred. To date, no costs have met the criteria for capitalization and hence none have been capitalized.

(j) Stock-based compensation

The Group accounts for share-based employee compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). In general, compensation cost under APB No. 25 is recognized based on the difference, if any, between the estimated fair value of the Group's ordinary shares on the measurement date and the amount an employee must pay to acquire the shares. The measurement date is determined when the number of shares and the exercise price are fixed. Total compensation cost as determined at the date of option grant is recorded in shareholders' equity/(deficit) as additional paid-in capital with an offsetting entry to deferred stock-based compensation. Deferred stock-based compensation is amortized on a straight-line basis and charged to expense over the vesting period of the underlying options. The Group accounts for stock-based arrangements issued to non-employees using the fair value method, which recognizes compensation expense based on the fair value of the options using the Black-Scholes option pricing model on the date of grant.

The following table illustrates the effect on net income had compensation cost for the Group's share options been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123.

	For the year ended December 31,		
	2001	2002	2003
Net income/(loss) attributable to ordinary shareholders as reported	$ (2,761,795)	$ (644,394)	$3,472,147
Add: Compensation expense for employees under APB No. 25	—	—	1,119,529
Less: Compensation expense for employees under fair value based methods	(15,581)	(6,492)	(87,861)
Pro forma net income/(loss) attributable to ordinary shareholders	$ (2,777,376)	$ (650,886)	$4,503,815
Basic earning/(loss) per share			
— As reported	$ (0.03)	$ (0.01)	$ 0.04
— Pro forma	$ (0.03)	$ (0.01)	$ 0.05
Diluted earning/(loss) per share			
— As reported	$ (0.03)	$ (0.01)	$ 0.02
— Pro forma	$ (0.03)	$ (0.01)	$ 0.02

We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model. The following are the assumptions used for each respective period:

	For the year ended December 31,		
	2001	2002	2003
Risk-free interest rate (%)	4.75	3.75-4.15	3.19
Expected life (years)	4	3-4	5
Expected dividend yield (%)	—	—	—
Volatility (%)	—	—	—

(k) Foreign currency translation

The Company's reporting currency is the U.S. dollar ("$"). The functional currency of the Company's operating subsidiaries and consolidated variable interest entities in China is the Renminbi ("RMB"). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations. The exchange differences resulting from remeasurement of the PRC entity financial statements into U.S. dollars are included in Accumulated Other Comprehensive Loss which is a separate component of shareholders' equity/(deficit) on the consolidated balance sheets.

(l) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For this purpose, holders of redeemable convertible equity securities are deemed to be owners. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment.

(m) Earnings/(Loss) per share

In accordance with SFAS No. 128 "Computation of Earnings Per Share," basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible preferred shares (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Ordinary equivalent shares in the diluted earnings/(loss) per share computation are excluded in net loss periods as their effect would be anti-dilutive.

(n) Segment reporting

The Group follows SFAS No. 131 "Disclosures about Segment of an Enterprise and Related Information." The Group operates and manages its business as a single segment. The Group generates its revenues solely from mobile phone users in China and accordingly, no geographical segments are presented.

5 Preferred shares

In connection with the reorganization in April of 2001, the Company capitalized 66,172 shares of Series B redeemable convertible preferred share at an assigned value of $274,303 and 336,848 shares of Series A convertible preferred stock at an assigned value of $1,245,200. Simultaneous with the reorganization, the Company issued warrants to purchase 110,287 shares of Series B convertible preferred share with an exercise price of $0.01 per share, which were exercised on May 30, 2001. Subsequent to the reorganization, the Company issued an additional 34,980 Series A preferred shares in 2001 for consideration of $9.85 per share, and an additional 3,555 Series A preferred shares in 2002 for consideration of $9.84 per share.

In April 2001, the Company issued 245,203 Series C redeemable convertible preferred shares ("Series C") for consideration of $8.15 per share.

In July 2001, the Company issued 101,570 Series D convertible preferred shares ("Series D") for consideration of $9.84 per share.

In February 2002, the Company issued 101,570 Series E redeemable convertible preferred shares ("Series E") for consideration of $9.84 per share.

Holders of the Company's preferred stock have various rights and preferences as follows:

Voting

Holders of preferred shares have voting rights equal to the voting rights to which the ordinary share then issuable upon conversion of such preferred share are entitled.

Dividends

The holder of each preferred share is entitled to participate in dividends, when and if declared by the Board of Directors. No dividends have been declared by the Board of Directors from inception of the Company through December 31, 2003.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Group, or the sale of all or substantially all of its assets, holders of Series B, C, D and E preferred shareholders, and Icon (a specified holder of Series A preferred share), each as a class, shall receive $1,500,000, $2,000,000, $1,000,000, $999,997 and $750,000, respectively, after which the remaining liquidation proceeds shall be distributed pro rata amongst all the shareholders, including the Series A preferred shareholders other than Icon, in accordance with each shareholders' respective shareholding percentages, with each preferred share participating as if converted into ordinary shares.

Conversion

Each preferred share shall be convertible into one ordinary share, as such conversion may be adjusted from time to time, including stock splits, in accordance with the conversion provisions in the Company's Articles of Incorporation. Each preferred share shall be automatically converted into such number of ordinary shares, as such conversion may be adjusted, upon (i) the closing of a qualified IPO (see Note 19), or (ii) upon the terms and conditions as each may be agreed between the Company and the holders of the relevant shares. The pro forma balance sheet as of December 31, 2003 presents as adjusted financial position as if conversion of the preferred shares into ordinary shares occurred on December 31, 2003. As a result of the share split which took place on February 4, 2004, each preferred share is now convertible into 100 ordinary shares.

Mandatory redemption

The holders of Series B and Series C shares are entitled to redeem all of the outstanding Series B and Series C shares on or after April 30, 2007. The holders of Series E shares are entitled to redeem all of the outstanding Series E shares on or after September 3, 2007.

The redemption price for the original Series B shares capitalized upon spin-off is $1,500,000. The redemption price for the Series B shares purchased upon exercise of the Series B warrants is $1,100. Due to the insignificance of the redemption price, these Series B shares purchased upon the exercise of Series B warrants are classified as convertible preferred shares in shareholders' equity/(deficit). The redemption prices of the Series C and Series E shares are $2,000,000 and $1,000,000, respectively. If on the redemption date the number of shares that may be legally redeemed by the Group is less than the number of such shares to be redeemed, then the shares to be redeemed shall be allocated to Series B redeemable preferred shareholders and Series C redeemable preferred shareholders pro rata in accordance with each of its shareholding percentage at such time, and the remaining shares that may not legally be redeemed shall be carried forward until the Group has legally available funds for such redemption.

6 Deposits and other receivables

	Year ended December 31,		
	2001	2002	2003
Rental and other deposits	$ 78,547	$ 81,800	$162,909
Staff advances	18,842	43,396	136,654
Professional fees on initial public offering	—	—	171,971
Prepayments	20,359	—	77,687
Others	1,527	17	5,079
Total	$119,275	$125,213	$554,300

7 Components of revenue

The Group derives short messaging services ("SMS") revenues principally from providing value-added services, such as games and entertainment, communication services, personalized media, and various other related products to mobile phone users. Revenues for the years end December 31, 2001, 2002 and 2003 are as follows:

	Year ended December 31,		
	2001	2002	2003
SMS revenues	$1,039,614	$4,073,885	$16,539,201
Enterprise services and others	46,973	235,151	62,291
Total revenue	$1,086,587	$4,309,036	$16,601,492

8 Concentrations

(a) Dependence on mobile phone operators

SMS revenues, which represent a substantial portion of the wireless value-added services revenue of the Group, are derived from cooperative arrangements with two mobile operators in Mainland China. The mobile operators are entitled to a portion of the revenues earned from the transmission of wireless short messages as well as for the billing and collection of service. If the strategic relationship with either mobile phone operator in the PRC is terminated or scaled-back, or if the mobile phone operators alter the revenue sharing arrangements, the Group's wireless value-added service business would be adversely affected.

Revenues collected from China Mobile Communication Corporation for the years end December 31, 2001, 2002 and 2003 are approximately $981,437, $3,727,895 and $14,667,344, representing 90%, 87% and 88.3% of revenues, respectively.

Amounts due from China Mobile Communication Corporation as of December 31, 2001, 2002 and 2003 amounted to approximately $368,694, $460,960, and $2,907,553, respectively, representing 83%, 82%, and 94% of accounts receivable, respectively.

(b) Credit risk

The Group depends on the billing system of mobile operators to charge the mobile phone users through mobile phone bills and collect payments from users. The Group generally does not require collateral for its accounts receivable. The Group has not experienced any significant credit losses for any periods presented.

9 Property and equipment

	Year ended December 31,		
	2001	2002	2003
Computer hardware/equipment	$229,711	$ 302,601	$ 569,125
Office equipment	14,284	21,020	44,749
Leasehold improvements	73,911	79,366	93,493
	317,906	402,987	707,367
Less: Accumulated depreciation	(81,038)	(166,273)	(257,129)
Net book value	$236,868	$ 236,714	$ 450,238

During the years ended December 31, 2001, 2002 and 2003, the depreciation charges of the Group amounted to approximately $81,038, $85,235 and $90,856, respectively.

10 Accrued liabilities and other payables

	Year ended December 31,		
	2001	2002	2003
Accrued liabilities	$136,820	$ 159,675	$ 263,128
Accrued payroll	128,931	192,495	345,416
Accrued welfare benefits	105,518	222,833	222,922
Advance from customers	19,977	—	—
Other payables	4,221	36,667	87,756
Total	$395,467	$ 611,670	$ 919,222

11 Mainland China contribution plan and profit appropriation

Full time employees of the Company and its subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company and its subsidiaries accrue for these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefits was $193,057, $245,889 and $188,762 for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company is required to make contributions to the plan out of the amounts accrued for medical and pension benefits to relevant local labor bureaus. The contributions for the years ended December 31, 2001, 2002 and 2003 amounted to $80,085, $125,829 and $150,818, respectively. The local labor bureaus are responsible for the medical benefits and the pension liability to be paid to these employees. The Company has no further commitments beyond its monthly contribution.

Pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of the Company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company's discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff welfare and bonus and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund will be charged to general and administrative expenses.

In respect of the year ended December 31, 2003, Huitong approved an allocation of after-tax profits of $500,000 to the enterprise expansion fund (the maximum total amount required under the regulations).

12 Related party transactions

	Year ended December 31,		
	2001	2002	2003
Technology service fee charged by Intrinsic	$ 80,000	$ 40,000	—

As of December 31, 2001, 2002 and 2003, balances due to Intrinsic in respect of technology service fee amounted to $96,987, $13,787 and $13,792, respectively. The technology service agreement was terminated in late 2002.

13 Income Taxes

Under the current laws of the Cayman Islands, the Group is not subject to Cayman Islands tax on income or capital gain. The Company's subsidiaries are governed by the Income Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively, "PRC Income Tax Law"). Pursuant to the PRC Income Tax Law, foreign investment enterprises are subject to income tax at a statutory rate of 33% (30% state income tax plus 3% local income tax) on PRC taxable income. However, the Company's variable interest entities are not subject to income tax but are subject to a tax on revenue.

Reconciliation of the difference between statutory tax rate and the effective tax rate:

The following is a reconciliation between statutory EIT rate and the Group's effective tax rate:

	Year ended December 31,		
	2001	2002	2003
Statutory EIT rate	33%	33%	33%
Effect of tax holiday*	—	—	(78)%
Non-deductible expenses incurred outside the PRC	(11)%	(30)%	7%
Non-deductible stock-based compensation	—	—	10%
Other non-deductible expenses/non-taxable income**	(2)%	28%	3%
Change in valuation allowance	(20)%	(31)%	25%
Effective EIT rate	—	—	—

* Huitong is classified as a software enterprise and is entitled to an exemption from the state enterprise income tax in 2003 and 2004. The aggregate dollar and per share effect of the tax holiday in 2003 was $2,812,536 and $0.03 per share.

** Other non-deductible expenses/non-taxable income consist primarily of income/(loss) at certain Group companies that are subject to a tax on revenue instead of income.

Significant components of deferred tax assets:

The Group's deferred tax assets at each balance sheet date are as follows:

	Year ended December 31,		
	2001	2002	2003
Deferred tax assets:			
Loss carry forwards	$ 55,235	$ 264,021	$ 1,226,329
Establishment costs	351,351	276,344	207,257
Valuation allowance	(406,586)	(540,365)	(1,433,586)
Total	$ —	$ —	$ —

Cumulative operating loss carry forwards for income tax purposes as of December 31, 2001, 2002 and 2003 of $167,381, $800,063 and $3,716,148, respectively, will expire in 2006 through 2008. Substantially all of the deferred tax assets relate to Linktone Consulting. In consideration of the Group's tax planning strategy, it is uncertain whether Linktone Consulting will generate sufficient taxable income prior to the expiration of the loss carry forwards. As a result, the Group has provided for a full valuation allowance against Linktone Consulting's gross deferred tax assets as of December 31, 2001, 2002 and 2003.

14 Financial instruments

The carrying amount of the Group's cash and cash equivalents approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximated their market values based on their short-term maturities.

15 Capital structure

Paid-in capital represents the consolidated issued and registered capital of the Group.

16 Stock option plans

The Board of Directors has approved two stock option plans that provide for the issuance of up to 39,601,700 shares of ordinary shares. The plans provide for the grant to employees of incentive share options within the meaning of Section 422 of the United States Internal

Revenue Code and for grants to employees, directors and consultants of non-statutory share options. The plans are administered by the Board of Directors or a committee designated by the Board.

	Year ended December 31,					
	2001		2002		2003	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
Outstanding at beginning of period	1,385,000	$0.10	12,872,200	$0.09	14,668,900	$0.08
Granted	11,487,200	$0.09	6,139,100	$0.07	21,338,100	$0.11
Cancelled	—	—	(4,342,400)	$0.09	(4,106,700)	$0.08
Outstanding at period end	12,872,200	$0.09	14,668,900	$0.08	31,900,300	$0.10
Exercisable and vested at end of period	2,034,500	$0.08	6,829,100	$0.08	11,863,700	$0.07
Weighted average fair value of options granted during period		—		—		—

The following is additional information relating to options outstanding as of December 31, 2003:

	Options outstanding as at December 31, 2003			Options exercisable as at December 31, 2003		
Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.05 — $0.07	24,472,400	9.00	$0.05	7,777,400	8.60	$0.05
$0.10	5,477,900	8.36	$0.10	4,025,400	8.27	$0.10
$0.76	1,950,000	9.88	$0.76	60,900	9.88	$0.76
	31,900,300	8.95	$0.10	11,863,700	8.50	$0.07

The Company's option plans are fixed in nature, so the compensation expense under APB No. 25 has been measured at the excess, if any, of the fair value of the shares of the date of grant over the intrinsic value. In April of 2003, however, the Company granted a total of 7,962,600 performance-based options to certain of its key executives with a four year vesting period. Although the original performance targets were based on full-year 2003 results, the Company on November 18, 2003 waived the performance conditions, thereby fixing that date as the measurement date for those options. The fair value of the Company's shares as of November 18, 2003 of $0.76 per share has been used to measure the compensation expense to be amortized over the vesting period. On November 18, 2003, the Company also granted 1,950,000 options to employees at an exercise price of $0.76 per share. Since the exercise price is equal to the fair value of the ordinary shares, no stock-based compensation for these grants was recognized.

In connection with the stock options granted during the years ended December 31, 2001, 2002 and 2003, the Company recognized deferred share-based compensation amounted to $ nil, $ nil, and $5,811,354, respectively. These amounts are being amortized over the vesting period of two to four years. Stock-based compensation expense recognized during the years ended December 31, 2001, 2002 and 2003 amounted to $ nil, $ nil, and $1,119,529, respectively.

17 Commitments and contingencies

(a) Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate minimum future lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:

2004	$346,541
2005	195,083
2006	—
	$541,624

As of December 31, 2003, the Group had no operating lease commitments beyond January 2006.

For the year ended December 31, 2001, 2002 and 2003, the Group incurred rental expenses of approximately $68,869, $59,835 and $177,354, respectively.

(b) Other commitments

As of December 31, 2003, the Group had commitments of approximately $153,623, $45,000 and $22,519 in respect of various advertising agreements with third parties, guaranteed payments to a content provider and the decoration agreement for Beijing office, respectively.

(c) Mainland Chinese market macro-economic and regulatory and uncertainties

The Chinese market in which the Group operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to develop its wireless internet business and to provide internet content in the PRC. Though the PRC has, since 1978, implemented wide range market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific industry segments foreign owned entities, like the Group, may operate. The Group's legal structure and scope of operations in the PRC could be subject to restrictions which could result in severe limitations on the Group's ability to conduct business in the PRC and this could have a material adverse impact on the Group's financial position, results of operations and cash flows.

(d) Other risks

The Group's sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group's assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. In Mainland China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Group in Mainland China must be processed through the PBOC or other Mainland China foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

18 Earnings/(Loss) per share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated:

	Year ended December 31,		
	2001	2002	2003
Numerator:			
Net income/(loss) attributable to ordinary shareholders	$(2,761,795)	$ (644,394)	$ 3,472,147
Effect of dilutive securities	—	—	143,936
Numerator for diluted earnings/(loss) per share	$(2,761,795)	$ (644,394)	$ 3,616,083
Denominator:			
Denominator for basic earnings/(loss) per share — weighted-average ordinary shares outstanding	97,390,000	97,390,000	97,390,000
Effect of dilutive convertible securities	—	—	101,165,000
Effect of dilutive option securities	—	—	9,078,600
Denominator for diluted earnings/(loss) per share	97,390,000	97,390,000	207,633,600
Basic earnings/(loss) per share	$ (0.03)	$ (0.01)	$ 0.04
Diluted earnings/(loss) per share	$ (0.03)	$ (0.01)	$ 0.02

Potentially dilutive securities that were not included in the calculation of diluted loss per share because of their antidilutive effects include the Company's preferred shares and share options.

19 Pro forma conversion of preferred shares

Each of the Company's preferred shares shall be automatically converted into one ordinary share prior to the closing of an underwritten public offering in the United States of the equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act of 1933, or a similar offering of equity securities of the Company in another jurisdiction in which both retail and institutional investors are eligible to participate. The pro forma balance sheet as of December 31, 2003 presents as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on December 31, 2003.

20 Subsequent events

On January 6, 2004, the Company granted 6,210,000 options to employees at an exercise price of $1.10 per share.

On February 4, 2004, shareholders of the Company approved a 100-for-one split of the Company's ordinary shares, with immediate effect. This 100-for-one share split of the Company's ordinary shares has been retroactively applied to all periods presented.

linktone

Management And Board of Directors

Executive Officers and Directors

The following table sets forth our executive officers and directors, their ages and the positions held by them:

Name	Age	Position
Elaine La Roche(1)(2)	54	Chairperson of the Board
Jun Wu(3)	32	Director
York Chen(2)(3)	50	Director
Thomas Hubbs(1)(2)	59	Director
Derek Sulger(1)	31	Director
David C. Wang(2)	59	Director
Raymond Lei Yang(3)	47	Chief Executive Officer and Director
Michael Guangxin Li	38	Chief Operating Officer
Mark Begert	31	Chief Financial Officer
Xin Ye	40	Chief Technology Officer

(1) Member of audit committee.
(2) Member of compensation committee.
(3) Member of nominating committee.

Elaine La Roche has served on our board since February 2004. She is currently the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People's Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987, where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.

Jun Wu has served as a director since April 2001. From November 1999 until April 2003, Mr. Wu was the Chief Executive Officer and a director of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until October 1998. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.

York Chen has served as a director since April 2001. Since April 2000, Mr. Chen has served as President and General Partner of Acer Technology Ventures Asia Pacific Ltd., which is the venture capital arm of Acer Group, one of the world's largest high tech groups originated in Greater China. Prior to that, he was a Managing Director of Acer Computer International, a subsidiary of Acer Group. He is also a director of our shareholder Intrinsic Technology. Mr. Chen holds a Bachelor of Science degree from the National Taiwan University.

Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From December 1995 to April 1998 and from October 1998 to August 2001, he worked at InterWave Communications International, Ltd. (Nasdaq: IWAV), a provider of wireless microcellular network equipment, most recently as an Executive Vice President and Chief Financial Officer of the company. From April 1998 to October 1998, he served as the Senior Vice President and Chief Financial Officer of Walker Interactive Systems, Inc., a client-server/network computing application software developer. He currently serves on the Board of Directors of DisCopy, Inc. and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.

Derek Sulger has served as a director from April 2001 until November 2002, and has served again as a director since July 2003. Mr. Sulger serves as Executive Director and Chief Financial Officer of Sumit Mobile Systems Ltd., a Shanghai-based payment technology company which he co-founded. He also serves as the co-chairman of Lunar Group, an investment holding company which was the original investor in our company. Mr. Sulger is one of our founders and he served as Executive Director and Chief Financial Officer of our company from April 2000 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a wireless data software concern which was spun off from our company. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts Degree.

David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China where he leads Boeing's growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than

20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.

Raymond Lei Yang has served as our Chief Executive Officer and a director since March 2003. From June 2001 until November 2002 and from April 1999 until June 2001, he was an Executive Vice President and Chairman of the Board, and Chief Executive Officer, respectively, of Rivalwatch, Inc., a California-based Internet company. Prior to that, he worked as the Chief Executive Officer of Saratoga Technology International, a software distributor and technology company in China. He has a Bachelor of Engineering degree from Tsinghua University and a Masters of Engineering degree from the Electronic Power Research Institute.

Michael Guangxin Li has served as our Chief Operating Officer since March 2003. From August 2000 until March 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a wireless value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, one of the world's premier corporate strategy and operations firms, from August 1999 to August 2000, and as a sales manager and director at IBM in China from August 1991 to June 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from the Wharton School, University of Pennsylvania, with a Masters of Business Administration.

Mark Begert has served as our Chief Financial Officer since April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.

Xin Ye has served as our Chief Technology Officer since December 2003. From January 2002 until November 2003, Mr. Ye was the Chief Technology Officer at Censoft, Microsoft's first joint venture in China, where he developed Web-based and wireless product platforms for enterprise service providers. From May 2000 until June 2001, Mr. Ye served as Chief Technology Officer for Sohu, a national Internet portal in China, which is listed on Nasdaq, where he was responsible for managing the technology group. Prior to working for Sohu, he worked with MARIMBA, TIBCO and other leading U.S. software and technology companies in California. Mr. Ye has a Bachelor of Science degree in Computer Engineering from Tsinghua University and a Masters of Science degree in Computer Science from Marquette University.

The address of our current executive officers and directors is c/o Linktone Ltd., Harbour Ring Plaza, 6th Floor, 18 Xizang Zhong Road, Shanghai, 200001 People's Republic of China.

linktone

Fact Sheet

Company profile
Linktone Ltd. is a leading provider of wireless value-added services to mobile users in China. Working in close partnership with China's mobile operators, Linktone provides a diverse portfolio of wireless content and applications, with a particular focus on media, entertainment and communications, through a full spectrum of technology platforms.

Background
Established in November 1999, Linktone Ltd. is incorporated in the Cayman Islands. The company conducts the majority of its business through its wholly owned subsidiary — Shanghai Linktone Consulting Co., Ltd., which has quickly become one of China's leading wireless value-added service providers. With a diverse services portfolio, strong partnerships with mobile operators and international media companies and rapid revenue and profit growth, Linktone commands a strong industry leadership position. Linktone is headquartered in Shanghai, China with regional offices in Guangzhou and Beijing and local offices in 11 other provinces. As of March 2004, the company had more than 330 employees.

Management

Raymond Lei Yang	Chief Executive Officer and Director
Michael Guangxin Li	Chief Operating Officer
Mark Begert	Chief Financial Officer
Xin Ye	Chief Technology Officer

Board of Directors

Elaine La Roche*(1)(2)	Chairperson of the Board, CEO, Salisbury Pharmacy Group
York Chen*(2)(3)	Partner, Acer Technology Ventures Asia Pacific Ltd.
Thomas Hubbs*(1)(2)	CFO and Executive Vice President, Bytemobile, Inc.
David Wang*(2)	President, Boeing China
Jun Wu(3)	Co-Founder
Derek Sulger(1)	Co-Founder
Raymond Lei Yang(3)	CEO, Linktone Ltd.

* Independent director
(1) Member of audit committee
(2) Member of compensation committee
(3) Member of nominating committee

Depositary for American Depository Shares
The Bank of New York
One Wall Street
New York, NY 10286
USA

Transfer agent
Dexia Corporate Services Hong Kong Limited
51/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Legal counsel
Morrison & Foerster LLP
Suite 3802, Bund Center
222 Yan An Road East
Shanghai 200002
PRC

21/F, Entertainment Building
30 Queen's Road Central
Hong Kong

Independent accountants
PricewaterhouseCoopers
12/F Shui On Plaza
333 Huai Hai Zhong Road
Shanghai 200021
PRC

23/F, Prince's Building
Central
Hong Kong

Market data

Stock exchange:	National Association of Securities Dealers Automatic Quotation System (NASDAQ)
Ticker symbol:	LTON
IPO date:	March 4, 2004
Industry:	Wireless value-added services, telecom services

Investor Relations
+86-21-5385 3800 ext. 553
ir@linktone.com

Annual General Shareholder Meeting
Linktone will host its 2004 annual general shareholder meeting at 9:00 am on June 16, 2004 Beijing Time (9:00 pm on June 15, 2004 Eastern Time) at its corporate headquarters at the following address:

6/F, Harbour Ring Plaza
18 Xizang Zhong Road
Shanghai 200001
People's Republic of China

linktone

6/F, Harbour Ring Plaza
18 Xizang Zhong Road
Shanghai 200001
People's Republic of China
Tel: +86-21-5835-3800
Fax: +86-21-5385-3826
E-mail: info@linktone.com